Expertelligence, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411
(561) 228 6148

February 16, 2011

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, DC 20549

Dear Ms. Collins:

Our responses to your comment letter of January 28, 2011 are below:

Form 10-K for the Year Ended September 30, 2010
Item 8. Financial Statements and Supplementary Data

1.We have revised the disclosure on page 11/F-1 to remove the reference to Mr. O’Donnell and clarified that Malcolm Pollard, Inc. are re-auditing the year ended September 30, 2009.  We have also revised the financial statements to indicate that the 2009 financial statements are unaudited. Once Malcolm Pollard, Inc. has completed their re-audit we intend to file an Amendment No. 2 to this Form 10-K without further correspondence directed to the Commission staff.

The Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in all our filings; and

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ J. Francisco Terreforte
J. Francisco Terreforte
CEO, CFO, Chairman of the Board and President